10026287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Colaizzo 610-669-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

I, Joseph Colaizzo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2009, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Colaizzo

Financial & Operations Principal
Title

Sworn and subscribed to before me this
___24th__ day of February, 2010.

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Linda M. Graham, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires June 17, 2010
Member, Pennsylvania Association of Notaries

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

VANGUARD MARKETING CORPORATION

(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2009
ASSETS		
Cash	$	76,629,614
Cash and securities segregated under federal and other regulations		558,363
Receivables from customers		140,394,627
Securities borrowed		51,423,605
Receivable from brokers, dealers and clearing organizations		9,954,836
Securities owned, at fair value		3,533,843
Other assets		8,899,628
Total assets	$	291,394,516
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Short term borrowings from The Vanguard Group, Inc.	$	68,000,000
Payables to customers		97,562,254
Payables to brokers, dealers and clearing organizations		54,252,779
Securities sold not yet purchased, at fair value		138,006
Payable to The Vanguard Group, Inc.		7,732,742
Other liabilities		4,864,507
Total liabilities		232,550,288
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		77,499,900
Accumulated deficit		(18,655,772)
Total shareholder's equity		58,844,228
Total liabilities and shareholder's equity	$	291,394,516

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation (the "Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account.

On May 20, 2009, the Corporation completed its conversion of its business from an introducing broker to that of a self-clearing broker dealer. As a self-clearing broker dealer, the Corporation assumed the responsibilities previously provided by Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, for trade clearance, settlement and custody.

Thomson Transactions Services provides computer services to support the Corporation's brokerage operations, including clearance, settlement, custody and other services incidental to the management of a general brokerage business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2009, management considered the impact of subsequent events occurring through February 24, 2010, for potential recognition or disclosure in this financial statement.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax return and is not a part of the Consolidated Income Tax Return Sharing Agreement.

Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Securities Borrowed:

Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Corporation to deposit cash with the lender. The amount of collateral deposited for securities borrowed is an amount generally in excess of the market value of the applicable securities. The Corporation monitors the market value of the securities borrowed daily, with additional collateral obtained or excess collateral refunded as necessary.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash, receivables from customers, payables to customers; receivables from brokers, dealers and clearing organizations; payables to brokers, dealers and clearing organizations, short term borrowings, and accrued expenses approximates fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g. unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $558,363 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (the "SEC").

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the Corporation fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge customer securities as collateral in support of various secured financing sources, such as bank loans or margin deposit requirements. At December 31, 2009, customer securities of $943 million were available to the Corporation to use as collateral.

NOTE 5 - RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Securities failed to deliver	$ 3,171,433
Amounts due from brokers and dealers through clearing organizations	6,783,403
	$ 9,954,836

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed.

Receivables related to securities failed to deliver are collateralized by the underlying securities.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2009, securities consisted of:

	Owned	Sold, Not Yet Purchased
US Government obligations	$ 2,150	$ 55,354
Corporate obligations	1,588	2,045
Stocks	3,494,572	80,584
Other	35,533	23
	$ 3,533,843	$ 138,006

NOTE 7 - FAIR VALUE MEASUREMENTS

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value. These securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

These levels are not necessarily an indication of the risk or liquidity associated with the investments. At December 31, 2009, all investments were valued based on Level 1 inputs.

NOTE 8 - SHORT TERM BORROWINGS

The Corporation has a $100 million unsecured line of credit with Vanguard, of which $68 million is outstanding. Interest is accrued and paid.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure outstanding obligations. As of December 31, 2009, the Corporation did not have any borrowings outstanding from these bank facilities.

NOTE 9 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Securities failed to receive	$ 6,699,858
Amounts due to brokers and dealers through clearing organizations	47,552,921
	$54,252,779

Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

NOTE 10 - RELATED PARTY TRANSACTIONS:

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 11 - INCOME TAXES:

As of December 31, 2009, deferred tax assets resulting from deductible temporary differences were $1,284,211. Deductible temporary differences resulted from capital losses on securities transactions executed to facilitate customer trade orders. The Corporation has provided a valuation allowance of $1,284,211 at December 31, 2009, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes.

As of December 31, 2009, deferred tax assets resulting from federal and state net operating losses (NOLs) were $9,116,188. These NOLs relate to expenses incurred by the Corporation in developing self-clearing brokerage generation. The Corporation has provided a valuation allowance of $9,116,188 at December 31, 2009 related to deferred tax assets that, due to the volatility of the current economic environment and the Corporation's continued capital expenditures resulting from their business change, management is uncertain will be realized for tax purposes.

In accordance with Topic 740-Income Taxes, the Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no reserves for uncertain tax positions.

NOTE 12 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2009, the Corporation had net capital of $56,542,245, which was 25.78 % of aggregate debit balances, which exceeded the minimum required amount by $52,155,177.

NOTE 13 - CONTINGENCIES:

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 14 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and non-monetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

NOTE 15 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Corporation to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of The Options Clearing Corporation ("OCC"), The Corporation pledged customer owned securities valued at $35.8 million as of December 31, 2009. These amounts on deposit satisfied the minimum margin deposit of $30.5 million.

The Corporation also had cash deposits of $5.2 million with the National Securities Clearing Corporation ("NSCC"), $1.4 million with the OCC, and $37,000 with the Depository Trust Corporation ("DTC") as of December 31, 2009. These cash deposits are included in receivables from brokers, dealers and clearing organizations.

NOTE 16 - CONCENTRATION OF CREDIT RISK

Financial instruments, which subject the Corporation to concentration of credit risk, consist primarily of securities as disclosed in Note 6.

The Corporation maintains cash with national banks that may exceed FDIC-insured levels.

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

SIPC Supplemental Report

December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Vanguard Marketing Corporation (the "Corporation") for the period from April 1, 2009 through December 31, 2009. These procedures have been agreed to by the Corporation and are intended to assist the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties") in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedure	Result
1. Compared and agreed the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries by vouching to the wire transfer (FTJ0907310422466) from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $98,360.71 on July 31, 2009 (2B), and to the wire transfer from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $158,054 on February 25, 2010 (2F).	No differences were identified.
2. Compared and agreed the total revenue amount reported on pg. 7 / line 12 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Vanguard Marketing Corporation's Focus Reports for the period from January 1, 2009 to March 31, 2009, with the total revenue amount of $397,259,152 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.	No differences were identified.

3. Compared and agreed any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers. a. Compared additions on line 2b(2), net loss from principal transactions in securities in trading accounts, of $279,013 to the Error Account Activity General Ledger Schedules (sum of General Ledger Account #442450 and #413140) for the period from April 1, 2009 through December 31, 2009 provided by the Regulatory Reporting Manager. b. Compared additions on line 2b(4), interest and dividend expense deducted in determining total revenue in line 2a, of $288,946 to the sum of debit balances in Profit & Loss General Ledger Reports - Brokerage & Insurance Service Firm Interest Accounts for the period from April 1, 2009 through December 31, 2009 provided by the Regulatory Reporting Manager. c. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $293,195,187 to the Profit & Loss General Ledger Reports (sum of General Ledger Account #449200, #414000, #414100, #414110, #414120, #401300, #401580, #411120, #411350) at December 31, 2009 less the revenues for the period from January 1, 2009 through March 31, 2009, provided by the Regulatory Reporting Manager. d. Compared deductions on line 2c(6), commissions and markups earned, of $338,974 to the certificate of deposit markups generated by the Bond Desk System for the period of April 1, 2009 through December 31, 2009, provided by the Regulatory Reporting Manager. e. Compared deductions on line 2c(9)(i), total interest and dividend expense reported on pg. 7 / line 22 of the audited Form X-17A-5 for the year ended December 31, 2009 less the interest and dividend expense reported on Vanguard Marketing Corporation's Focus Reports for the period from January 1, 2009 to March 31, 2009 of	a. No differences were identified. b. No differences were identified. c. No differences were identified. d. No differences were identified. e. No differences were identified.

$717,019, provided by the Regulatory Reporting Manager. f. Compared deductions on line 2c(9)(ii), interest earned on customers securities accounts before 40% haircut, of $4,167,862 to Profit & Loss General Ledger Reports (sum General Ledger Account #431250 and #431100), at December 31, 2009 less the interest earned on customers securities accounts for the period of January 1, 2009 through March 31, 2009, provided by the Regulatory Reporting Manager. g. Compared the balances between the total interest and dividend expense on line 2c(9)(i) and interest earned on customers securities accounts after the 40% haircut on line 2c(9)(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a.	f. No differences were identified. g. No differences were identified.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows: a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $102,625,805 and $256,565, respectively of the Form SIPC-7T. b. Recalculated the mathematical accuracy of the additions to and deductions from total revenue at December 31, 2009 less the related balances for the period of January 1, 2009 through March 31, 2009. c. Recalculated the mathematical accuracy of the haircut of interest earned on customers securities accounts in line 2c(9)(ii) by multiplying the sum of sum General Ledger Account #431250 and #431100 at December 31, 2009 less the interest earned on customers securities accounts for the period of January 1, 2009 through March 31, 2009 by 40%.	a. No differences were identified. b. No differences were identified. c. No differences were identified.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Corporation's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010